# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookfield Business Partners L.P., CIK 0001654795
CUSIP: G16234109
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 FRONT STREET, 5TH FLOOR, HAMILTON, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163648

## Reporting persons
- CI INVESTMENTS INC.: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 4,390,808; sole dispositive power 4,390,808; aggregate amount beneficially owned 4,390,808 (4.9% of the class)
- Assante Capital Management Ltd.: type of reporting person: broker-dealer (BD), non-U.S. institution (FI); sole voting power 53; shared dispositive power 53; aggregate amount beneficially owned 53 (0% of the class)

## Item 1. Issuer
Name of issuer: Brookfield Business Partners L.P.
Address of issuer's principal executive offices: 73 FRONT STREET, 5TH FLOOR, HAMILTON, BERMUDA, HM 12

## Item 2. Person Filing
Name of person filing:
CI Investments Inc.

Assante Capital Management Ltd.
Address of principal business office or, if none, residence:
15 York Street, Second Floor
Toronto, Ontario, M5J 0A3, Canada

15 York Street, Second Floor
Toronto, Ontario, M5J 0A3, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Please see Item 12 on the cover page hereto for each Reporting Person.

## Item 4. Ownership
Amount beneficially owned:
CI Investment Inc.: 4,390,808

Assante Capital Management Ltd.: 53

(CI Investments Inc. provides Assante Capital Management Ltd. with sub-advisory services where portfolio models are provided for discretionary accounts.
For Amount beneficially owned, see Item 9 on the cover page hereto for each Reporting Person.)
Percent of class:
4.9%

(Percent of Class is calculated based on the combined aggregate amount beneficially owned by each of CI Investments Inc. and Assante Capital Management Ltd.
See Item 11 on the cover page hereto for each Reporting Person.)
Sole power to vote or to direct the vote: See Item 5 on the cover page hereto for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page hereto for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page hereto for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page hereto for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to CI Investments Inc.: IA, FI and Assante Capital Management Ltd.: BD, FI is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- CI INVESTMENTS INC.: William Chinkiwsky, SVP, CI Enterprise Compliance & CCO, CI Investments Inc. (05/14/2025)
- Assante Capital Management Ltd.: Yvette Zhang, SVP, Finance, Assante Corporate (05/14/2025)